

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

Via E-mail
Armando Espinoza
President and Chief Executive Officer
Aceway Corp.
Ave. Aquilino De La Guardia y Calle 47
Ocean Business Plaza Building, Suite 1604
Panama City, Panama

>   **Re: Aceway Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed November 12, 2013**
>   **File No. 333-190547**

Dear Mr. Espinoza:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 20

Market, page 24

1.   We note your response to comment 7 in our letter dated October 30, 2013. We reviewed the supplemental materials, including the presentation by Growth for Knowledge. We note your disclosure on page 24 of the prospectus that, according to such presentation, "South American shoppers are also quite positive about purchasing new products as shown in the 80+% of those, over the age of 15, surveyed by Roper Trend Data." However, we believe that slide 3 of the presentation states that approximately 80% of those age 15+ in Latin America feel confident they will be personally better off in 12 months, and that such slide does not directly support the assertion that South American shoppers are "quite positive" about purchasing new products. Please advise or revise.

Financial Statements, page 35

2.   Please update the financial statements and related disclosures throughout your filing for the latest interim period. Refer to Rule 8-08 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Lisa M. Kohl for

                                        Mara L. Ransom
                                        Assistant Director

cc: Karen A. Batcher